FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Global businesses

Summary ................................................................	77
Products and services ..............................................	79
Retail Banking and Wealth Management .................	81
Commercial Banking ..............................................	84
Global Banking and Markets ...................................	87
Global Private Banking ...........................................	90
Other ......................................................................	92
Analysis by global business ......................................	94

Summary

HSBC reviews operating activity on a number of bases, including by geographical region and by global business.

The commentaries below present global businesses followed by geographical regions (page 96). Performance is discussed in this order because certain strategic themes, business initiatives and trends affect more than one geographical region.

All commentaries are on a constant currency basis (page 47) unless stated otherwise, while tables are on a reported basis.

Basis of preparation

The results of global businesses are presented in accordance with the accounting policies used in the preparation of HSBC's consolidated financial statements. Our operations are closely integrated and, accordingly, the presentation of global business data includes internal allocations of certain items of income and expense. These allocations include the costs of certain support services and global functions, to the extent that these can be meaningfully attributed to operational business lines. While such allocations have been made on a systematic and consistent basis, they necessarily involve some subjectivity.

Where relevant, income and expense amounts presented include the results of inter-segment funding as well as inter-company and inter-business line transactions. All such transactions are undertaken on arm's length terms.

The expense of the UK bank levy is included in the Europe geographical region as HSBC regards the levy as a cost of being headquartered in the UK. For the purposes of the segmentation by global business, the cost of the levy is included in 'Other'.

Profit/(loss) before tax

	2013		2012		2011
	US$m	%	US$m	%	US$m	%

Retail Banking and Wealth Management .........	6,649	29.5	9,575	46.4	4,270	19.6
Commercial Banking .......................................	8,441	37.4	8,535	41.3	7,947	36.3
Global Banking and Markets ............................	9,441	41.8	8,520	41.3	7,049	32.2
Global Private Banking ...................................	193	0.9	1,009	4.9	944	4.3
Other39 ...........................................................	(2,159)	(9.6)	(6,990)	(33.9)	1,662	7.6

	22,565	100.0	20,649	100.0	21,872	100.0

Total assets40

	At 31 December
	2013		2012
	US$m	%	US$m	%

Retail Banking and Wealth Management ...................................................	517,085	19.4	536,244	19.9
Commercial Banking ................................................................................	360,623	13.5	363,659	13.5
Global Banking and Markets .....................................................................	1,975,509	74.0	1,942,470	72.1
Global Private Banking .............................................................................	97,655	3.7	118,440	4.4
Other ........................................................................................................	171,812	6.4	201,741	7.5
Intra-HSBC items .....................................................................................	(451,366)	(17.0)	(470,016)	(17.4)

	2,671,318	100.0	2,692,538	100.0

For footnotes, see page 132.

Risk-weighted assets

	At 31 December
	2013		2012
	US$bn	%	US$bn	%

Retail Banking and Wealth Management ........................................	233.5	21.4	276.6	24.6
Commercial Banking ......................................................................	391.7	35.8	397.0	35.3
Global Banking and Markets ...........................................................	422.3	38.6	403.1	35.9
Global Private Banking ...................................................................	21.7	2.0	21.7	1.9
Other .............................................................................................	23.5	2.2	25.5	2.3

	1,092.7	100.0	1,123.9	100.0

Selected items included in profit before tax by global business

The table below shows the gain or loss on disposal or dilution and any associated gain or loss on reclassification or impairment recognised in the year incurred, and the operating profit or loss of the acquired, disposed of or diluted subsidiaries, associates, joint ventures and businesses which are eliminated from underlying results so that results can be viewed on a like-for-like basis.

Acquisitions, disposals and dilutions41

	2013	2012
	US$m	US$m

Retail Banking and Wealth Management .................................................................................	264	5,565
Commercial Banking ...............................................................................................................	541	922
Global Banking and Markets ....................................................................................................	404	516
Global Private Banking ...........................................................................................................	1	57
Other39 ....................................................................................................................................	1,015	3,106

	2,225	10,166

For footnotes, see page 132.

Principal RBWM business

The Principal RBWM business measure excludes the effects of the US run-off portfolio and the disposed of US CRS business. We believe that looking at the Principal RBWM business without the run-off and disposed of businesses allows management to more clearly discuss the cause of material changes from year-to-year in the ongoing business and to assess the factors and trends in the business which are anticipated to have a material effect in future years. Tables which reconcile reported RBWM financial measures to Principal RBWM financial measures are provided in the Form 20-F filed with the SEC, which is available on www.hsbc.com.

Products and services

Retail Banking and Wealth Management
RBWM serves over 50 million personal customers. We take deposits and provide transactional banking services to enable customers to manage their day-to-day finances and save for the future. We selectively offer credit facilities to assist customers in their short or longer-term borrowing requirements; and we provide financial advisory, broking, insurance and investment services to help them to manage and protect their financial futures.
We develop products designed to meet the needs of specific customer segments, which may include a range of different services and delivery channels.
Typically, customer offerings include:
           •      liability-driven services: deposits and account services;
           •      asset-driven services: credit and lending, both secured and unsecured; and
           •      fee-driven and other services: financial advisory, broking, life insurance manufacturing and asset management.

Total RBWM comprises our Principal RBWM business and the US run-off portfolio.

We deliver services through four principal channels: branches, self-service terminals, telephone service centres and digital (internet and mobile). Customers can transact with the bank via a combination of these channels, through the following offerings:
  HSBC Premier: we provide preferential banking services and global recognition to our mass affluent customers and their immediate families with a dedicated relationship manager, specialist wealth advice and tailored solutions. Customers can access emergency travel assistance, priority telephone banking and an online 'global view' of their Premier accounts around the world.
      HSBC Advance: we provide a range of preferential products and services to simplify the banking needs of customers and to help them manage and plan their money to achieve their financial goals and ambitions.
     Wealth Solutions & Financial Planning: a financial planning process designed around individual customer needs to help our clients to protect, grow and manage their wealth through investment and wealth insurance products manufactured by Global Asset Management, Markets and HSBC Insurance and by selected third-party providers.
       Basic banking: we increasingly provide globally standardised but locally delivered, reliable, easy to understand, good-value banking products and services using global product platforms and globally set service standards.

Commercial Banking
Our CMB business is segmented into large corporates, mid-market companies and Business Banking. This allows us to provide an appropriate level of support to companies with more sophisticated needs and SMEs as they grow both domestically and internationally, and ensures a clear focus on internationally aspirant customers.
We place particular emphasis on international connectivity to meet the needs of our business customers. We aim to be recognised as the leading international trade and business bank by focusing on faster-growing markets, repositioning towards international business and enhancing collaboration across the Group. This will be underpinned by reducing complexity and operational risk and driving efficiency gains through adopting a global operating model.

       • Credit and Lending: we offer a broad range of domestic and cross-border financing, including overdrafts, corporate cards, term loans and syndicated, leveraged, acquisition and project finance. Asset finance is also offered in selected countries.
       • Global Trade and Receivables Finance: we provide the services and finance our clients need throughout the trade cycle including; letters of credit, collections, guarantees; receivables finance; supply chain   solutions; commodity and structured finance; and risk distribution. HSBC is supporting the development of   renminbi as a trade currency, with renminbi capabilities in more than 50 markets.
  • Payments and Cash Management: we are a leading provider of domestic and cross-border payments, collections, liquidity management and account services offering local, regional and global solutions delivered via e-enabled platforms designed to address the current and future needs of our clients.
       • Insurance and Investments: we offer business and financial protection, trade insurance, employee benefits, corporate wealth management and a variety of other commercial risk insurance products in selected countries.
      • GB&M: our CMB franchise represents a key client base for GB&M products and services, including foreign exchange and interest rate products, together with capital raising on debt and equity markets and advisory services.

Global Banking and Markets
GB&M provides tailored financial solutions to major government, corporate and institutional clients worldwide. Managed as a global business with regional oversight, GB&M operates a long-term relationship management approach to build a full understanding of clients' financial requirements. Sector-focused client service teams comprising relationship managers and product specialists develop financial solutions to meet individual client needs. With a presence in over 60 countries/territories and access to HSBC's worldwide presence and capabilities, this business serves subsidiaries and offices of our clients on a global basis.
In August 2013, GB&M was reshaped to more effectively focus resources on clients and enhance relationships, and to better capture growth opportunities which create greater value for our clients and our shareholders.

GB&M is managed within the following framework:
       •  Client Coverage contains relationship managers organised by sector, region and country who work to understand client needs and provide holistic solutions by bringing together HSBC's broad array of product capabilities.
       •  Markets provides sales and trading services which are categorised as follows:
        - Credit and Rates sell, trade and distribute fixed income securities to clients including  corporates,  financialinstitutions, sovereigns, agencies and public sector issuers. They also offer clients risk management solutions.
        - Foreign Exchange provides spot and derivative products to meet the investment demands of institutional   investors, the hedging needs of SMEs, MMEs and large corporates in GB&M and CMB, and   the needs of RBWM customers in our branches. Foreign Exchange trades on behalf of clients in over 90   currencies.
       - Equities provides sales and trading services for clients, including direct market access and financing and hedging solutions.
       •  Capital Financing offers financing and advisory services. Products include debt and equity capital raising, advisory, corporate lending, leveraged finance, asset and structured finance, real estate, infrastructure and project finance, and export credit.
      •  Payments and Cash Management products include non-retail deposit taking and international, regional and domestic payments and cash management services.
      •  Securities Services provides custody and clearing services to corporate and institutional clients and funds administration to both domestic and cross-border investors.
      •  Global Trade and Receivables Finance provides trade services for our clients.
      •  Balance Sheet Management is responsible for the management of liquidity and funding. It also manages structural interest rate positions within the Markets limit structure.

Global Private Banking
GPB provides investment management and trustee solutions to high net worth individuals and their families in the Group's priority markets. We aim to meet the needs of our clients by providing excellent customer service and offering a comprehensive suite of solutions.
Drawing on the strength of the HSBC Group and the most suitable products from the marketplace, we work with our clients to provide solutions to grow, manage, and preserve wealth for today and for the future.

       • Private Banking services comprise multicurrency and fiduciary deposits, account services, and credit and specialist lending. GPB also accesses HSBC's universal banking capabilities to offer products and services such as credit cards, internet banking, and corporate and investment banking solutions.
       • Investment Management comprises advisory and discretionary investment services, as well as brokerage across asset classes. This includes a complete range of investment vehicles, portfolio management, securities services and alternatives.
      • Private Trust Solutions comprise trusts and estate planning, designed to protect wealth and preserve it for future generations through structures tailored to meet the individual needs of each client.

Retail Banking and Wealth Management

RBWM provides banking and wealth management services for our personal customers to help them secure their future prosperity and realise their ambitions.
	2013	2012	2011
	US$m	US$m	US$m

Net interest income .....	18,339	20,298	24,101
Net fee income ............	7,021	7,205	8,226
Other income7 .............	1,380	6,358	1,206

Net operating income4 ..................................	26,740	33,861	33,533

LICs42 ..........................	(3,227)	(5,515)	(9,319)

Net operating income ..................................	23,513	28,346	24,214

Total operating expenses..................................	(17,248)	(19,769)	(21,202)

Operating profit .......	6,265	8,577	3,012

Income from associates43 ..................................	384	998	1,258

Profit before tax .......	6,649	9,575	4,270

RoRWA36 ....................	2.6%	3.1%	1.2%
77% of profit before tax from Hong Kong, Rest of Asia-Pacific, Latin America and Middle East and North Africa
Managing the US run-off portfolio releasing over US$28bn of RWAs
Best Wealth Management Firm (Banker Middle East Industry Awards, 2013)
Strategic direction
RBWM provides retail banking and wealth management services for personal customers in markets where we have, or can build, the scale in our target customer segments to do so cost effectively.
We focus on three strategic imperatives:
•  building a consistent, high standard, customer needs-driven wealth management service for retail customers drawing on our Insurance and Asset Management businesses;
•  leveraging global expertise to improve customer service and productivity, to provide a high standard of banking solutions and service to our customers efficiently; and
•  simplifying and re-shaping the RBWM portfolio of businesses globally, to focus our capital and resources on key markets.
Our three growth priorities are customer growth in target segments, deepening customer relationships through wealth management and relationship-led lending, and enhancing distribution capabilities, including digital.
Implementing Global Standards, enhancing risk management control models and simplifying processes also remain top priorities for RBWM.

For footnotes, see page 132.
The commentary is on a constant currency basis unless stated otherwise, while tables are on a reported basis.

Review of performance

•     RBWM reported profit before tax of US$6.6bn compared with US$9.6bn in 2012 on a reported basis and US$9.5bn on a constant currency basis. The decrease arose from lower net gains on sale, most notably following the sale of the CRS business and US branches (US$3.7bn) in 2012, and the absence of profits from non-strategic businesses sold or closed in that year, including Ping An.

•     On an underlying basis, profit before tax increased by US$2.4bn, driven by a fall in loan impairment charges in the US run-off portfolio. In addition, operating expenses declined, mainly driven by a reduction in customer redress provisions in the UK.

•     In the US run-off portfolio, the loss before tax decreased due to lower loan impairment charges reflecting improvements in housing market conditions, decreased lending balances, reduced new impaired loans and lower delinquency levels. Revenue reduced, reflecting lower average lending balances from the continued run-off of the CML portfolio, losses on early termination of cash flow hedges and portfolio disposals. These factors were partly offset by favourable movements in the fair value of non-qualifying hedges in HSBC Finance of US$315m, compared with adverse movements of US$227m in 2012.

The commentary that follows reflects performance in our Principal RBWM business (see page 78).

•     Profit before tax fell by US$208m, reflecting lower net gains on sale of our non-strategic operations and the reduction in profit following these disposals. This was largely offset by a decrease in operating expenses which reflected lower customer redress provisions in the UK and sustainable cost savings resulting from our organisational effectiveness programmes.

•     Revenue declined by 4% reflecting lower net gains on sale of our non-strategic operations (most notably the US branches), the loss on sale of the HFC Bank UK secured lending portfolio and the consequent reduction in operating revenue. Excluding these, revenue grew by 1%, mainly in Hong Kong and Europe.

•     Net interest income increased by 1% despite lower revenue from businesses that had been disposed of or closed since the beginning of 2012. The increase was driven by improved mortgage spreads and growth in mortgage

RBWM - profit/(loss) before tax

			US
			run-off	Prin-
	Total	US	port-	cipal
	RBWM	CRS	folio	RBWM
	US$m	US$m	US$m	US$m
2013
Net interest income ............................	18,339	-	2,061	16,278
Net fee income ......	7,021	-	11	7,010
Other income/ (expense)7 ...........	1,380	-	(400)	1,780

Net operating income4 .............	26,740	-	1,672	25,068

LICs42 ....................	(3,227)	-	(705)	(2,522)

Net operating income ..............	23,513	-	967	22,546
Total operating expenses .............	(17,248)	-	(1,166)	(16,082)

Operating profit/(loss)	6,265	-	(199)	6,464
Income/(expense) from associates43 ..........	384	-	(1)	385

Profit/(loss) before tax	6,649	-	(200)	6,849

RoRWA36 ..............	2.6%	-	(0.2%)	4.4%

2012
Net interest income ............................	20,298	1,267	2,563	16,468
Net fee income ......	7,205	395	33	6,777
Other income/ (expense)7 ...........	6,358	3,155	(200)	3,403

Net operating income4 ...............	33,861	4,817	2,396	26,648

LICs42 ....................	(5,515)	(322)	(2,569)	(2,624)

Net operating income/ (expense) ............................	28,346	4,495	(173)	24,024
Total operating expenses .............	(19,769)	(729)	(1,103)	(17,937)

Operating profit/(loss) .........	8,577	3,766	(1,276)	6,087
Income from associates43 ..........	998	-	2	996

Profit/(loss) before tax ......................	9,575	3,766	(1,274)	7,083

RoRWA36 ..............	3.1%	14.7%	(1.1%)	4.2%

2011
Net interest income ............................	24,101	4,128	2,990	16,983
Net fee income/ (expense) ............	8,226	1,273	(49)	7,002
Other income/ (expense)7 ...........	1,206	61	(1,196)	2,341

Net operating income4 ..............	33,533	5,462	1,745	26,326

LICs42 ....................	(9,319)	(1,600)	(4,982)	(2,737)

Net operating income/ (expense) ............................	24,214	3,862	(3,237)	23,589
Total operating expenses .............	(21,202)	(1,801)	(1,238)	(18,163)

Operating profit/(loss) .........	3,012	2,061	(4,475)	5,426
Income from associates43 .........	1,258	-	3	1,255

Profit/(loss) before tax ......................	4,270	2,061	(4,472)	6,681

RoRWA36 ..............	1.2%	3.9%	(3.3%)	4.0%

For footnotes, see page 132.
balances in Hong Kong, the UK and France, although the rate of balance growth in Hong Kong began to slow in 2013 as transaction volumes in the property market reduced. In Hong Kong, the increase was also driven by growth in the insurance investment portfolio. Deposit balances increased, particularly in the UK and Hong Kong, though the benefit was more than offset by deposit spread compression, particularly in Hong Kong, reflecting the sustained low interest rate environment.

•     Net fee income grew by 5%, primarily due to higher sales of investment products in Hong Kong, where growth in unit trusts and brokerage income was driven by favourable market sentiment and strong customer demand. This was supported by increased foreign exchange revenue in the UK and higher management fees reflecting growth in average assets under management, most notably in North America and Hong Kong.

•     Other income declined by US$1.5bn as a result of portfolio rationalisations and other items described above. The decline also reflected a fall in sales of manufactured insurance products, which led to lower favourable value of new business movements in the PVIF asset in Europe, Hong Kong and Rest of Asia-Pacific. Lower favourable PVIF movements also reflected the non-recurrence of the recognition of a PVIF asset in Brazil in 2012 and adverse experience and assumption changes in Latin America in 2013.

•     LICs increased by 1%, mainly driven by higher collective provisions resulting from model changes and assumption revisions for restructured loans in Brazil and assumption changes to our emergence period methodology across all regions (see page 72). Impairments also increased in Mexico and Turkey reflecting higher lending balances. These increases were largely offset by better underlying credit quality in Brazil, improvements in housing market conditions, and lower charge-offs in North America and recoveries from debt sales in the UK.

•     Operating expenses decreased by US$1.4bn, mainly as a result of lower customer redress provisions in the UK of US$953m compared with US$1.8bn in 2012, sustainable cost savings of over US$300m from organisational effectiveness programmes, and the disposal and run-off of businesses in 2012 and 2013. In addition, we recorded an accounting gain of US$189m relating to changes in delivering ill-health benefits in 2013. These were partly offset by higher staff and premises costs in Latin America and Hong Kong, driven by inflationary pressures.

•     Income from associates and joint ventures decreased following the disposal of our associate Ping An in December 2012 and the reclassification of Industrial Bank as a financial investment in 2013. On an underlying basis, income from associates rose, primarily in BoCom reflecting balance sheet growth and increased fee income, and in Hong Kong due to the price appreciation of real estate properties.

Growth priorities

Grow in priority markets and deepen customer relationships

•     Our focus remains on growing the number of customers in our target segments and serving their domestic and international needs whilst de-risking the overall portfolio. HSBC Premier ('Premier') is our core retail Wealth offering, and our strategy continues to be to grow the number of customers in this segment and generate more business from the existing client base. Growth and development of this area represents a significant opportunity and is key to reaching our US$3bn incremental Wealth revenue target by 2016, of which US$0.9bn has been achieved to date. In 2013, Wealth revenue of US$6.3bn remained broadly unchanged, with favourable investment sales in Hong Kong and higher foreign exchange income in the UK and Hong Kong being offset by lower insurance revenue, mainly in Latin America.

•     The total number of active customers in our Principal RBWM business decreased by 5% to 50.4m following business closures and disposals, most notably the sale of the UK HFC Bank lending portfolio and the business in
      Panama. However, we made good progress in refining and rebalancing the Premier portfolio towards quality long-term sustainable relationships and grew our Premier client base in mainland China, Hong Kong, France and Turkey.
     Overall, Premier customer numbers remained broadly unchanged at 4.2m as new account growth was offset by reclassification of non-qualifying customers.

•     At the beginning of the year we introduced a new incentive plan for our Wealth Management relationship managers ('RM's) globally. This new plan removes the formulaic link between product sales and variable pay and is instead premised on RM activities that support meeting customer needs, improving customer experience and sales quality. This represents a significant shift in our approach to remuneration and we believe better aligns customer and staff interests, with a focus on building total relationship balances rather than product volume.

•     We provide our customers with access to a range of wealth management products and are able to leverage HSBC Group-wide capabilities in extending managed solutions, delivering research, expanding renminbi offerings and improving foreign exchange services online. We are also increasing the number of senior RMs dealing with our Premier customers to improve client contact.

Distribution

~~•~~     We continued to invest heavily in enhancing our digital capabilities. The global mobile application which was launched in the fourth quarter of 2012 was deployed in 25 markets by the end of 2013 as we migrated customers to digital channels. This application was downloaded by 2.5m customers, with over 1.1m downloads in the fourth quarter of 2013 alone. Benefits to customers include the ability to engage in stock trading and foreign exchange transactions, bill payment and fund transfers, and increased options to purchase products with improved speed and security.

•     We deployed digital tools to our front-line staff to raise financial planning standards and gain a more detailed understanding of clients' aspirations, risk appetites and investment horizons. We invested significantly in our Wealth
     Platform with the aim of improving both RM efficiency and customer experience. We rolled out tablet-based tools and applications to RMs in France, UAE and Indonesia with plans to deploy these in 6 further markets in 2014.

•     We have made good progress in consolidating our Internet Banking systems, reducing the number from 59 to 41 with plans to implement a global solution by the end of 2015. In the third quarter of 2012, we launched the product range review programme and have subsequently reduced the number of retail banking products currently offered from just under 1,000 to 730. We will continue to review our product range to simplify and standardise our offering and to optimise customer choice, increase efficiencies and lower transactional costs.

Commercial Banking

CMB offers a full range of commercial financial services and tailored solutions to more than three million customers ranging from small and medium-sized enterprises to publicly quoted companies in almost 60 countries.

	2013	2012	2011
	US$m	US$m	US$m

Net interest income .....	10,200	10,361	9,931
Net fee income ............	4,717	4,470	4,291
Other income7 .............	1,448	1,720	1,389

Net operating income4 ..................................	16,365	16,551	15,611

LICs42 ..........................	(2,384)	(2,099)	(1,738)

Net operating income ..................................	13,981	14,452	13,873

Total operating expenses..................................	(7,049)	(7,598)	(7,221)

Operating profit/(loss) ..................................	6,932	6,854	6,652

Income from associates43 ..................................	1,509	1,681	1,295

Profit/(loss) before tax ..................................	8,441	8,535	7,947

RoRWA36 ....................	2.2%	2.2%	2.2%
5% growth in customer lending balances on a constant currency basis
11% increase in gross revenues from sales of GB&M products to CMB customers
Best Transaction Banking House and Best Cash Management Bank (Euromoney Poll 2013)
Strategic direction
CMB aims to be the banking partner of choice for international businesses by building on our rich heritage, international capabilities and relationships to enable connectivity and support trade and capital flows around the world, thereby strengthening our leading position in international business and trade.
We have three growth priorities:
•  grow coverage in faster growing markets;
•  drive revenue growth through our international network; and
•  grow collaboration revenues.
Implementing Global Standards, enhancing risk management controls models and simplifying processes also remain top priorities for CMB.

For footnotes, see page 132.
The commentary is on a constant currency basis unless stated otherwise, while tables are on a reported basis.

Review of performance

•     In 2013, CMB reported a profit before tax of US$8.4bn, which was marginally lower on a reported basis and was broadly unchanged on a constant currency basis compared with 2012. 2013 results included gains of US$470m mainly from the sale of our operations in Panama, compared with gains of US$468m in 2012 which included the sales of branches in the US. Share of profit in associates was lower due to the reclassification of Industrial Bank from an associate to a financial investment and the disposal of our investment in Ping An.

•     On an underlying basis, which excludes the disposal gains and associated operating results, profit before tax rose by 5%. This was driven by increased revenues, a reduction in operating expenses, and higher income from our associates, partly offset by a rise in loan impairment charges.

•     Revenue on a constant currency basis remained broadly unchanged compared with 2012. Disposal gains in Latin America and increased revenue in Europe were largely offset by the effect of business disposals in the US in 2012. On an underlying basis revenue increased by 2%, with growth in Hong Kong and Europe partly offset by falls in North America and Latin America. Higher net interest income from average balance sheet growth was partly offset by spread compression. Higher net fee income was driven by an increase in lending fees and enhanced collaboration with GB&M.

Management view of revenue

	2013	2012	2011
	US$m	US$m	US$m
Global Trade and Receivables Finance	2,929	2,968	2,019
Credit and Lending ......	6,103	6,246	6,329
Payments and Cash Management, current accounts and savings deposits ...................	5,287	5,369	4,584
Other ..........................	2,046	1,968	2,679

Net operating income4	16,365	16,551	15,611

For footnote, see page 132.

•     Global Trade and Receivables Finance revenue was broadly unchanged compared with 2012. Double digit lending growth, primarily in Hong Kong and Rest of Asia-Pacific, was offset by spread compression, particularly in Hong Kong and Latin America, reflecting competition and increased liquidity in the markets.

•

•     Credit and Lending revenue remained largely unchanged, as higher average balances in Hong Kong and increased net fee income were broadly offset by lower average balances in Latin America and spread compression in Europe, Middle East and North Africa and North America.

•     Payments and Cash Management revenue remained broadly unchanged compared with 2012. This reflected liability growth, notably in Hong Kong and the UK, which was driven by new mandates and increased transaction volumes and supported by our focus on international customers, offset by the effect of business disposals in the US.

• The movement in 'Other' reflected the gains on business disposals recorded in both 2012 and 2013.

•     LICs increased by US$344m, driven by higher individually assessed loan impairments in Latin America, in particular specific impairments in Mexico relating to homebuilders from a change in public housing policy and in Brazil relating to certain corporate exposures. In Europe, lower individual impairments, mainly in the UK and Greece, were partly offset by higher provisions in Spain due to the continued challenging economic conditions.

•     Operating expenses decreased by 5%, primarily in Europe due to an accounting gain arising from a change in the basis of delivering ill-health benefits in 2013 of US$161m and lower customer redress provisions of US$148m (2012: US$258m). Operating expenses also decreased due to the effects of business disposals. In 2013, we generated over US$80m of sustainable savings. These factors were partly offset by increased costs in Hong Kong and Rest of Asia-Pacific due to inflationary pressures and investment for growth.

•     Income from associates declined by 12%, reflecting the reclassification of Industrial Bank as an investment and the disposal of our investment in Ping An. Excluding these events, income from associates grew by 11% as BoCom benefited from a rise in lending and associated fee income.

Growth priorities

Grow coverage in faster-growing markets

•     Revenues in Hong Kong, Rest of Asia-Pacific, Latin America and Middle East and North Africa increased by 3% compared with 2012 and represented over 55% of our revenues in 2013. CMB's top 20 markets contributed around 90% of our profit before tax in 2013.

•     Our global network helps connect customers internationally. For example, we expanded our renminbi offering to Latin America as trade with mainland China gathered pace. In addition, we opened the first China desk in Argentina to support mainland Chinese businesses operating in Argentina as well as local companies interested in doing business in mainland China.

Drive revenue growth through our international network

•     HSBC has a competitive advantage by being present and able to capture business at both ends of the top twenty global trade corridors. The opportunities this presents to generate additional revenues has helped us grow underlying revenue faster than GDP growth in Europe, Hong Kong and Rest of Asia-Pacific.

• In addition, we continue to invest in organic growth in city clusters with international business opportunities as we have done in the US, mainland China, Germany and other markets.

•     We continued to expand our international relationship managers ('IRM') programme and now have almost 500 IRMs supporting SME clients with international growth ambitions, having extended our programme from three markets in 2012 to 12 in 2013. The new markets include Hong Kong, US, Canada, Egypt, Singapore, India, Argentina, UAE and Turkey. There are plans to expand the model into a further five key Business Banking markets next year.

• We continued to support SMEs by launching funds to support those businesses that trade or aspire to trade internationally. SME funds were launched in the first half of 2013 in the UK,

France and Mexico, and subsequently we launched two SME funds of US$1bn in US and Canada. In the UAE, a fourth SME fund of AED1bn (US$272m) targeted at international trade customers was also launched.

Grow collaboration revenues

•     CMB's ongoing collaboration with HSBC's other global businesses resulted in revenue growth of over US$0.3bn for the Group, a 9% increase compared with 2012. Our collaboration with global businesses has now delivered US$1.3bn in incremental revenue for the Group since 2010, achieving 65% of our medium-term target. Gross revenues from sales of GB&M products to CMB customers, which are shared by the two global businesses, grew by 11%, mainly driven by sales of foreign exchange products and debt capital markets activities. Close collaboration across international borders and global businesses resulted in a number of high-profile deals in 2013.

•     To serve our clients in each segment better, and to further enhance the collaboration efforts with GB&M, we have created two senior management roles - Global Head of Large Corporates and Global Head of Mid-market and Business Banking - to focus on our largest clients who are internationally connected and prime candidates for collaboration activities with an emphasis on markets and capital financing. This should ensure better coverage of our target segments in the future.

•

Global Banking and Markets

GB&M provides tailored financial solutions to major government, corporate and institutional clients worldwide.
	2013	2012	2011
	US$m	US$m	US$m

Net interest income .....	6,766	6,960	7,263
Net fee income ............	3,482	3,329	3,227
Net trading income44 ...	6,780	5,690	5,204
Other income ...............	2,148	2,294	1,363

Net operating income4 ..................................	19,176	18,273	17,057

LICs42 ..........................	(207)	(670)	(984)

Net operating income ..................................	18,969	17,603	16,073

Total operating expenses..................................	(9,960)	(9,907)	(9,722)

Operating profit .......	9,009	7,696	6,351

Income from associates43..................................	432	824	698

Profit before tax .......	9,441	8,520	7,049

RoRWA36 ....................	2.3%	2.1%	1.8%

Resilient performance in a challenging environment
Increased client flows in the majority of our customer-facing businesses
Best Global Emerging Market Investment Bank (Euromoney Awards for Excellence 2013)
Strategic direction
GB&M continues to pursue its 'emerging markets-led and financing-focused' strategy, with the objective of being a 'top 5' bank to our priority clients. This strategy has evolved to include a greater emphasis on connectivity between the global businesses, across the regions and within GB&M, leveraging the Group's extensive distribution network.
We focus on four growth priorities:
•  leveraging our distinctive geographical network which connects developed and faster-growing regions;
•  connecting clients to global growth opportunities;
•  continuing to be well positioned in products that will benefit from global trends; and
•  enhancing collaboration with other global businesses to appropriately service the needs of our international client base.
Implementing Global Standards, enhancing risk management controls and simplifying processes also remain top priorities for GB&M.

For footnotes, see page 132. The commentary is on a constant currency basis unless stated otherwise, while tables are on a reported basis.

Review of performance

•     GB&M reported profit before tax of US$9.4bn, 11% higher than in 2012. Reported results in 2013 included a number of gains on disposal, particularly of our business in Panama. Reported results in 2012 included income from associates Industrial Bank and Ping An. On an underlying basis, which excludes these items, the results of other disposed of operations and the effect of currency movements, profit before tax rose by 15%. This was driven by increased revenue and significantly lower impairment charges and other credit risk provisions.

•     Revenue rose by 6%, in part reflecting resilient performance in the majority of our customer facing businesses. 2013 revenue included a DVA of US$105m and a gain on disposal of our operations in Panama of US$316m. In 2012, revenue included a reported net charge of US$385m as a result of a change in estimation methodology in respect of CVAs of US$903m, and a DVA of US$518m to reflect evolving market practices.

•     LICs decreased significantly by US$458m or 69%. Credit risk provisions declined, driven by net releases on available-for-sale ABSs in our legacy portfolio compared with impairment charges in 2012, and the non-recurrence of impairments on certain available-for-sale debt securities in Principal Investments. Impairment charges in the legacy credit loans and advances portfolio also declined.

•     Operating expenses increased marginally by 2%, despite a decline in performance-related costs and sustainable savings of US$74m achieved from identifying savings and simplifying our processes. There was an increase in 2013 in litigation-related costs, primarily Madoff-related, of US$293m, coupled with an increase in investment in regulatory and compliance resources. These costs were offset in part by a lower customer redress provision relating to interest rate protection products of US$134m (2012: US$329m) and an accounting gain of US$81m relating to changes in delivering employee ill-health benefits.

• Income from associates was lower, largely due to the reclassification of Industrial Bank as a financial investment and following the sale of our shareholding in Ping An.

•

Management view of total operating income45

	2013 US$m	2012 US$m	2011 US$m

Markets46 ...............	6,935	6,105	5,749
Credit ..................	796	485	133
Rates ...................	1,653	1,607	1,238
Foreign Exchange .........................	3,186	3,215	3,269
Equities ...............	1,300	798	1,109

Capital Financing ....	3,994	3,758	3,711
Payments and Cash Management ........	1,770	1,680	1,561
Securities Services ...	1,662	1,623	1,669
Global Trade and Receivables Finance ................	741	740	601
Balance Sheet Management ........	3,110	3,738	3,418
Principal Investments .............................	512	188	277
Debit valuation adjustment ..........	105	518	-
Other47 ...................	347	(77)	71

Net operating income4 ...............	19,176	18,273	17,057

The management view of income above reflects the new management structure of GB&M which has been in place since 12 August 2013 (comparatives have been re-presented for this change).

For footnotes, see page 132.

•     Markets reported a resilient performance with revenue of US$6.9bn. Revenue in Credit increased, reflecting higher secondary market activity and improved investor appetite, along with revaluation gains from price appreciation on assets in the legacy portfolio. Despite competitive pressure, revenue in primary credit rose. We also increased market share and improved our league table position, particularly in the issue of sterling and Hong Kong dollar bonds in which we led the market.

•     Despite difficult market conditions, Equities revenue rose, in part, due to increased client flows and larger market share in Hong Kong. Equities also reported increased revaluation gains along with minimal fair value movements on own credit spreads on structured liabilities, compared with adverse movements in 2012.

• Foreign Exchange income was broadly in line with 2012. Revenues rose due to increased client demand for foreign exchange hedging solutions, which benefited from GB&M's collaboration with CMB. This was partly offset, however by margin compression and reduced market volatility in the second half of 2013.

•     Revenue in Rates in 2012 included a charge as a result of the change in estimation methodology in respect of CVAs, as noted above. In 2013, we won new client mandates and improved market share, despite price compression, particularly in European government bonds. This was coupled with smaller adverse fair value movements on our own credit spreads on structured liabilities compared with 2012. These factors were broadly offset, as revenue in 2012 benefited from the significant tightening of spreads following the ECB liquidity intervention. Revenue in 2013 was affected by uncertainty regarding the tapering of quantitative easing in the US.

•     Revenue in Capital Financing rose due to higher volumes and spreads in Credit and Lending and gains on sale of equity positions compared with losses on syndicated loans in 2012. In addition, income grew in Project and Export Finance, in part due to increased market share in export credit agency financing, and revenue rose, due to increased issuance demand in debt capital markets.

• Payments and Cash Management revenue also grew, in part due to increased customer activity reflecting new mandates, with growth in deposit balances and transaction volumes compared with 2012.

•     As expected, Balance Sheet Management revenue decreased as proceeds from the sale and maturity of investments were reinvested at prevailing rates which were lower, together with reduced gains on the disposal of available-for-sale debt securities.

•     Revenue in Principal Investments rose during the year, mainly driven by lower equity impairments. In addition, there were higher gains on disposal of units held in third-party managed private equity funds than in 2012 due to increased refinancing and exit opportunities as market conditions improved.

• 'Other' included a gain on the disposal of our operations in Panama of US$316m in 2013.

•

Growth priorities

Leveraging our distinctive geographical network which connects developed and faster-growing regions

•     As a universal bank with a distinctive international network and business model, we have provided innovative solutions to multinational corporates including advisory, financing and foreign exchange services.

•     We advised on the largest M&A transaction by a foreign company in India for a stake enhancement in an India-listed subsidiary. Examples like this reinforce our ability to execute complex cross-border M&A transactions.

•     We also acted as sole bookrunner on a dim sum bond issuance for the first foreign government to issue in the mainland China market, highlighting our leading role in the internationalisation of the renminbi.

Connecting clients to global growth opportunities

•     GB&M's product expertise supports our clients in the growth of their business activities. In equity capital markets, we were joint lead manager and bookrunner for a large Chinese bank initial public offering ('IPO') in Hong Kong and also led the Hong Kong advisory market. This demonstrated our strength in providing cross-border capital markets access and advisory services to clients in mainland China.

•     We were voted 'Best for Innovation in Securities Services' by The Banker magazine following the redesign and development of our Securities Services web portal. This is now more intuitive, consistent across product lines, multi-lingual and accessible from tablets. The award recognised our commitment to innovation and connecting clients to information using new technology.

Continuing to be well positioned in products that will benefit from global trends

•     We continued to build on the strength of our product offering, with a particular focus on renminbi, which became the second most utilised trade finance currency in 2013. We were voted 'Best Overall for Products and Services' by Asiamoney Offshore RMB Services Survey 2013, for the second consecutive year.

•     We also delivered a broad range of GB&M products in a number of transactions relating to resource and energy companies. This included providing advisory and financing services to a consortium in the acquisition of an 'energy from waste' company, and to a liquified natural gas company.

•     We remain focused on opportunities in Project and Export Finance, which will benefit as emerging countries pursue economic growth through infrastructure investment and as institutional investors seek out long-term real assets. We were voted 'Best Project Finance House' in Asia, Africa and Latin America by Euromoney and 'Best Global Export Finance Arranger' by Trade Finance magazine.

•     With globalisation increasing the number of cross-border payment flows, our leadership in Payments and Cash Management was recognised by Euromoney, who named HSBC the 'Best Global Cash Manager' for the second consecutive year.

Enhancing collaboration with other global businesses to appropriately service the needs of our customers

•     We continued to strengthen collaboration with other global businesses to better meet the needs of our customers across the Group. Gross revenues from sales of GB&M products to CMB customers, which are shared by the two global businesses, grew by 11% mainly driven by sales of foreign exchange products. Revenue from equity capital markets activities for CMB clients also increased significantly as a result of a larger number of deals.

Global Private Banking

GPB serves high net worth individuals and families with complex and international needs within the Group's priority markets.
	2013	2012	2011
	US$m	US$m	US$m

Net interest income .....	1,146	1,294	1,439
Net fee income ............	1,150	1,232	1,382
Other income ..............	143	646	471

Net operating income4 ..................................	2,439	3,172	3,292

LICs42 ..........................	(31)	(27)	(86)

Net operating income ..................................	2,408	3,145	3,206

Total operating expenses ..................................	(2,229)	(2,143)	(2,266)

Operating profit .......	179	1,002	940

Income from associates43 ..................................	14	7	4

Profit before tax .......	193	1,009	944

RoRWA36 ....................	0.9%	4.6%	3.9%
Profit before tax was significantly lower as we continued to address legacy issues and reposition the customer base
Approximately US$50m of sustainable cost savings, on top of about US$90m already delivered in 2011 and 2012
Best Private Bank in Hong Kong (The Banker Global Private Banking Awards)
Strategic direction
GPB aims to build on HSBC's commercial banking heritage to be the leading private bank for high net worth business owners.
We have two growth priorities:
•  repositioning the business to concentrate on home and priority markets, particularly onshore, aligned with Group priorities; and
•  capturing growth opportunities from Group collaboration, particularly by accessing owners and principals of CMB and GB&M clients.
Implementing Global Standards, enhancing risk management controls, tax transparency and simplifying processes also remain top priorities for GPB.

For footnotes, see page 132. The commentary is on a constant currency basis unless stated otherwise, while tables are on a reported basis.

Review of performance

• Reported profit before tax of US$193m was US$816m lower than in 2012 and US$800m lower on a constant currency basis.

•     On an underlying basis, which excludes the gain on the sale of our operations in Japan in 2012 of US$67m and associated operating results, profit before tax was US$744m lower, primarily due to reduced revenue.

•     Revenue declined by 23%, mainly due to the loss on write-off of goodwill relating to our Monaco business of US$279m and the non-recurrence of the sale of our operations in Japan and our headquarters building in Switzerland (US$120m) reported in 2012. Net interest income fell as higher-yielding positions matured and opportunities for reinvestment were limited by prevailing rates. Narrower lending spreads coupled with a decline in average deposit balances also contributed to the fall in net interest income. In addition, brokerage fees decreased, reflecting a fall in client transaction volumes due to lower volatility, and account services fees were lower due to the reduction in client numbers and client assets as we repositioned our client base. Trading income also fell, in part due to lower foreign exchange volumes and lower volatility in the market, notably in the second half of 2013.

•     Operating expenses increased by 4%, primarily due to regulatory investigation provisions of US$352m, partly offset by lower staff costs from a managed reduction in average staff numbers, reduced performance costs and the non-recurrence of customer redress provisions and costs relating to the merger of pension funds in Switzerland. We also delivered further sustainable savings of approximately US$50m in 2013.

Client assets48
	2013	2012
	US$bn	US$bn

At 1 January ..............................	398	377
Net new money .........................	(26)	(7)
Value change ..............................	12	17
Exchange and other ...................	(2)	11

At 31 December ........................	382	398

•     Client assets, which include funds under management and cash deposits, decreased by US$16bn in 2013 primarily due to negative net new money, the effects of the disposal of our operations in Panama and ongoing client transfers in relation to the disposal of our HSBC Trinkaus & Burkhardt AG ('HSBC Trinkaus') business in Luxembourg, partly offset by favourable market movements. Negative net new money was mainly driven by the repositioning of our business by moving from offshore to domestic banking, refocusing our client base towards higher net worth relationships, and adopting new compliance and tax transparency standards. There were also a large number of client withdrawals, notably in Switzerland. However, we attracted positive net new money of US$4.6bn from clients in Asia.

•     Our return on assets, defined as the percentage of revenue to average client assets, was 62bps in 2013 compared with 79bps in 2012. The reduction was primarily due to the write-off of goodwill noted above and the non-recurrence of the gains on the sale of our operations in Japan and our headquarters in Switzerland reported in 2012. Excluding the effect of these items, our return on assets was 69bps in 2013 compared with 76bps in 2012, primarily reflecting the fall in net interest income.

Growth priorities

Repositioning the business

•     The repositioning of GPB's business model and target client base that commenced in 2012 was accelerated in 2013. Our focus remained on home and priority growth markets where wealth creation is strong and where the Group's presence could be leveraged.

•     During 2013, we began to implement Global Standards and continued to reposition our business through the adoption of new compliance and tax transparency standards. In addition, we initiated a detailed review of our portfolio which will continue in 2014.

•     We also took actions to simplify and rationalise our portfolio. For example, we agreed to sell our HSBC Trinkaus private banking and related fund business in Luxembourg. We also reviewed our operations in Monaco following receipt of unsolicited expressions of interest, though it was decided in July to retain the business. Furthermore, to help integrate GPB with

HSBC's other global businesses, we transferred the ownership of our operations in Asia and the Channel Islands into the main banking entities in these areas to more closely align management responsibility.

Capturing growth opportunities

•     Referral flows from collaboration with other global businesses generated net new money of US$5bn in 2013. An enhanced strategy based on closer alignment with CMB will focus on driving collaboration in 12 priority markets where both GPB and CMB have significant scale. Staff will be dedicated to focusing on identifying new prospects and an improved coverage model will be implemented in 2014 to pursue opportunities.

•     The Global Priority Clients initiative - a collaborative venture between GPB, GB&M and CMB for the Group's most significant dual banked clients - was redefined during the second half of 2013. By ensuring an effective and enhanced coverage model to meet the private and corporate needs of our most significant and complex clients, supported by dedicated senior management, we will deepen our client relationships and drive incremental revenue opportunities.

•     We continued to enhance our product offering to clients through the strengthening of the Alternatives platform, with six product launches during 2013 comprising three private equity funds, two real estate club deals and a fund of hedge funds.

•     In addition, we continued to focus on enhancing the service offering to clients. For example, recently we significantly upgraded the relationship management systems used by all front-office staff in Switzerland. We are also establishing a common banking platform which will provide consistent, tailored products and services globally. This will initially be implemented across continental Europe (including in Switzerland in 2015), and in other countries shortly thereafter.

•     In 2014, we will be developing our digital strategy to provide an upgraded multi-channel offering enabling us to keep pace with changing industry dynamics and competitor developments as well as meet clients' growing digital expectations.

Other40

'Other' contains the results of certain property transactions, unallocated investment activities, centrally held investment companies, movements in fair value of own debt, central support and functional costs with associated recoveries, HSBC's holding company and financing operations.

	2013	2012	2011
	US$m	US$m	US$m

Net interest expense ....	(737)	(730)	(911)
Net fee income ............	64	194	34
Net trading income/ (expense)44 ...............	6	(537)	(355)

Changes in fair value of long-term debt issued an d related derivatives ..................................	(1,228)	(4,327)	4,161
Changes in other financial instruments designated at fair value ...............	(576)	(1,136)	78
Net income/(expense) from financial instruments designated at fair value ...............	(1,804)	(5,463)	4,239
Other income ..............	8,122	8,868	6,138

Net operating income4 ..................................	5,651	2,332	9,145

LICs42 ..........................	−	-	-

Net operating income ..................................	5,651	2,332	9,145

Total operating expenses ..................................	(7,796)	(9,369)	(7,492)

Operating profit/(loss) ..................................	(2,145)	(7,037)	1,653

Income/(expense) from associates43 ...............	(14)	47	9

Profit/(loss) before tax ..................................	(2,159)	(6,990)	1,662
For footnotes, see page 132. The commentary is on a constant currency basis unless stated otherwise, while tables are on a reported basis.

Notes

• Reported loss before tax of US$2.2bn compared with a loss of US$7.0bn in 2012. On a constant currency basis, the pre-tax loss decreased by US$5.0bn.

•     These results included lower adverse movements on the fair value of our own debt as credit spreads tightened to a lesser extent, notably in Europe and North America. Reported results also included a number of gains and losses on disposal totalling US$1.1bn (see page 49). These included a gain of US$1.1bn arising from the reclassification of Industrial Bank as a financial investment following its issue of additional share capital to third parties. Reported profits in 2012 included a gain of US$3.0bn on the disposal of our associate, Ping An, and a gain on disposal of US$130m from the sale of our shareholding in a property company in the Philippines.

•     On an underlying basis, excluding the gains and losses on disposal noted above and the associated operating results, the pre-tax loss of US$1.9bn decreased by US$3.1bn, driven by the non-recurrence of charges for US AML, BSA and OFAC investigations of US$1.9bn. In addition, we recognised a net gain of US$553m on completion of the sale of our investment in Ping An in 2013, compared with adverse fair value movements of US$553m on the Ping An contingent forward sale contract recorded in 2012.

•     Net fee income decreased by US$130m, reflecting the expiring of most of the transition services agreement entered into during 2012 following the sale of the CRS business in North America. We received fee income relating to the above agreement while the associated costs were reported in 'Operating expenses'.

•     Net trading income of US$6m in 2013 compared with a net trading expense of US$538m in 2012, driven by foreign exchange gains of US$442m relating to sterling debt issued by HSBC Holdings. In addition, there were favourable fair value movements on non-qualifying hedges, notably in Europe, mainly related to the cross-currency swaps used to economically hedge fixed rate long-term debt, compared with adverse movements in 2012. This was partly offset by adverse fair value movements of US$682m on the contingent forward sale contract relating to Ping An in 2013 compared with US$553m in 2012.

•     Net expense from financial instruments designated at fair value reduced by US$3.6bn. We reported adverse movements of US$1.2bn on the fair value of our own debt attributable to a tightening of credit spreads in 2013, notably in Europe and North America, compared with adverse movements of US$5.2bn in 2012. Excluding this, net expense increased due to higher adverse fair value movements from interest and exchange rate ineffectiveness in the hedging of long-term debt designated at fair value issued principally by HSBC Holdings and its European subsidiaries.

•     Gains less losses from financial investmentsincreased by US$868m, driven by a gain of US$1.2bn on the disposal of our investment in Ping An, partly offset by the non-recurrence of gains of US$314m from the sale of our shares in four Indian banks in 2012.

• Dividend income increased by US$124m on a reported basis, mainly due to dividends received from Industrial Bank following its reclassification as a financial investment.

• Other operating income increased by US$1.5bn, driven by an accounting gain of US$1.1bn arising from the reclassification of Industrial Bank as a financial investment.

•     Operating expenses reduced by US$1.5bn, mainly from the non-recurrence of the US fines and penalties noted above, together with lower restructuring costs across all our regions. These factors were partly offset by the UK bank levy charge of US$904m in 2013, which was higher than the charge of US$571m in 2012, mainly due to an increase in the rate of the levy. In addition, operating expenses in both years included adjustments relating to the previous year's bank levy charge (2013: US$12m adverse adjustment; 2012: US$99m favourable adjustment).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 25 March 2014